Exhibit 99.2

April 27, 2026

TO:	Autorité des marchés financiers
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 – Continuous Disclosure Obligations (“NI 51‑102”)

Dear Sirs:

Following the annual meeting of shareholders of TFI International Inc. (the “Corporation”) held on April 27, 2026 (the “Meeting”), and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

1.
Election of Directors of the Corporation

A ballot was conducted with respect to the election of directors. The nine individuals named below were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

NAME	FOR		AGAINST
	Number	%	Number	%
Leslie Abi-Karam	63,549,618	97.27	1,782,729	2.73
Alain Bédard	63,510,337	97.22	1,819,109	2.78
William T. England	64,047,061	98.03	1,285,286	1.97
Diane Giard	60,130,271	92.04	5,202,075	7.96
Debra Kelly-Ennis	62,516,092	95.69	2,816,255	4.31
Sébastien Martel	65,215,561	99.82	116,786	0.18
John M. Pratt	65,212,439	99.82	119,908	0.18
Joey Saputo	57,999,139	88.78	7,333,209	11.22
Rosemary Turner	65,029,034	99.54	303,314	0.46

2.
Appointment of the Auditor

Deloitte LLP was appointed as the auditor of the Corporation by voice vote.

Proxies received by the Corporation prior to the Meeting with respect to the appointment were as follows:

Votes For		Votes Withheld
Number	%	Number	%
65,564,162	99.56	288,966	0.44

3.
Advisory Vote on Executive Compensation (“Say on Pay”)

A resolution set out in the management proxy circular of the Corporation dated March 13, 2026 (the “Circular”) approving, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the compensation of the Corporation’s Named Executive Officers as disclosed in the Circular, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure, was adopted on a voice vote.

Proxies received by the Corporation prior to the Meeting with respect to the resolution were as follows:

For		Against
Number	%	Number	%
57,693,933	88.31	7,638,158	11.69

TFI INTERNATIONAL INC.

per: (signed) Josiane M. Langlois

Josiane M. Langlois, Secretary